Via Edgar and US Mail

May 13, 2015

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington DC  20549
Re:                Hydrocarb Energy Corp.
Form 10-K for Fiscal Year Ended July 31, 2014
Filed November 13, 2014
File No. 000-53313

Dear Mr. Hiller,

Hydrocarb Energy, Corp.  (the “Company”, “we”, “us”, or “HEC”) is electronically transmitting hereunder proposed responses to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated March 18, 2015, regarding the Company’s SEC filings, as noted above.  For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended July 31, 2014

Business, page 4

Oil and Gas Reserves, page 6

Changes in Proved Undeveloped Reserves, page 7

1.	We have read your response to prior comment two, including the expanded disclosure on page 7 of the draft Amendment No. 1, indicating proved undeveloped reserve revisions are related to an increase in oil reserves at the Galveston Bay, Texas property. However, you are required to disclose the reasons and circumstances for material revisions in the previous estimates of proved undeveloped reserves to comply with Item 1203 (b) of Regulation S-K. For example, this would apply to the revision in the previous estimate of proved undeveloped oil reserves of 434,354 Bbls, or 2606.1 MMCFE, representing an increase from 174,120 Bbls at July 31, 2013 to 608,474 Bbls at July 31, 2014. Given your disclosure on page 9, indicating that you have not drilled any new wells during the year ended July 31, 2014, you should also disclose the extent to which the increase in proved undeveloped oil reserves is the result of a re-evaluation of previously available technical data rather than the result of new data obtained since July 31, 2013.

In response to your question we propose adding the following information to the disclosure on page 7 under “Changes in Proved Undeveloped Reserves”:

“When we acquired Galveston Bay Energy LLC in 2011, the Company had over 100 well-bores that had been shut in and scheduled for potential plugging and abandonment.  Since the date of the acquisition, our technical staff undertook a review of the old well logs and other technical data to identify additional undeveloped oil reserves in these leases. All increases in proved undeveloped reserves are due to the re-evaluation of previously available technical data associated with such review.  We have not obtained any new technical data.  We believe that the new interpretations and reevaluations better reflect the underlying technical data.  For the year ended July 31, 2014, this increase related primarily to the re-evaluations associated with Trinity Bay Field.”

2.	Tell us the reason that the overall increase in proved undeveloped reserves of approximately 37.1% appears to result in only a 3% increase in the future development costs, from $41.8 million to $43.1 million disclosed on page 78.

As you know, we use estimates based on the information we have available at the time.  We are comfortable with this number based on our knowledge of the wells being reviewed.  Certain wells in Redfish Reef, which had a high development cost per reserve barrel, were eliminated from the PUD calculations because they were no longer economic.  We added one well in Trinity Bay which has a very large estimated reserve, which because of economies of scale resulted in a decrease in the estimated costs per reserve barrel.  The net effect of the elimination of certain high development cost wells and the addition of certain low development cost wells (with associated significant estimated reserves), resulted in proved reserves increasing by 37.1%, with only a 3% increase in future development costs.  We are not currently proposing a change to the report at this time.

Acreage, page 10

3.	We note your response to prior comment four, including the disclosure on page 6 of the draft Amendment No. 1, stating the “Company has reported proved undeveloped reserves as a result of existing wells which require major expenditures to develop the reserves” and the “Company’s proved undeveloped reserves are located on acreage held by production as such, the Company has reported no acreage as undeveloped.”

The guidance in Item 1208 (c)(4) of Regulation S-K, states that undeveloped acreage “encompasses those lease acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas.”  Therefore, acreage attributable to existing wells that require major expenditures before production of economic quantities of oil or gas may commence, should be reported as undeveloped acreage.

Any acreage on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas, but that is otherwise held by production, would also be deemed to undeveloped acreage pursuant to this guidance.

Given the foregoing, it appears you will need to revise disclosures relating to your undeveloped acreage, such as the tabular presentation of developed and undeveloped acreage on page 10, and the narrative disclosures relating to the acreage in Texas on pages 6, 10 and 48 to resolve inconsistencies and conform to Item 1208(b) of Regulation S-K.

After discussing this subject with Mr. Hodgin at the SEC, we have reviewed the currently producing wellbores.  Based on the opinion of our outside consulting petroleum geologist, we propose to revise the disclosures to reflect 1,040 acres of proved developed producing acreage, and with 17,336 acres being classified as undeveloped.  We plan to amend pages 6, 10, and 48 of the Form 10-K to reflect this change.

Management’s Discussion and Analysis of financial Condition and Results of Operations, page 33

4.	We understand from your response to prior comment seven that you intend to include disclosure in the Form 10-Q that you file for the quarter ended January 31, 2015, to clarify that you discontinued business endeavors in the UAE without having obtained any contracts, notwithstanding the disclosures in the Form 10-Q that you filed for the quarter ended April 30, 2014, stating that you expected to be generating revenue in the UAE in late 2014. Please also clarify the status of these efforts in the amendment to your annual report for the fiscal year ended July 31, 2014, at the time of the initial filing of this report.

We plan to add the following language to page 34 of the Amended Form 10-K.  “As of the date of this amendment, it has been determined by the Board of Directors to shut down the operations of our subsidiary, Otaiba Hydrocarb LLC, in Abu Dhabi, United Arab Emirates.”

We are also planning to add the following paragraph to the end of Note 15, Subsequent Events, of the financial statements included in the amended filing:

“Subsequent to the issuance of the original Annual Report on Form 10-K, it was determined that our subsidiary, Otaiba Hydrocarb LLC in Abu Dhabi, United Arab Emirates, would be shut down.  In September 2014, our CEO traveled to Abu Dhabi and met with the board of directors of Otaiba Hydrocarb LLC.  His goal was to proceed with oil company registration work that would allow the company to receive bids on oilfield services work with the hopes of developing profitable business as has been the plan since the subsidiary was established.  Instead of being able to proceed with the business plan, the partner in the UAE made it clear that they wanted more control over management of the subsidiary while still requiring us to fund ongoing expenses.  This requirement created an impasse between our partners and us.   Together with consideration for the severe drop in oil prices, the board of directors made the decision to cease operations in the UAE without obtaining any contracts, in favor of our focus on oilfield services to be developed domestically.  Thus, the decision was made to close the office in the UAE and not continue its operations, thereby reducing cash expense obligations that we have had in the past but will no longer have.  All expenses of operating have been realized on an ongoing basis, so the accounting effect of this shutdown is immaterial.”

Financial Statements

Supplemental Oil and Gas Information (Unaudited), page 74

Proved Reserves, page 75

5.	We note your response to prior comment eight, including the expanded disclosure on page 75 of the draft Amendment No. 1, relating to the significant changes in reserves due to revisions of previous estimates. We see that you identify the area and properties associated with the revisions. However, you must also explain the reasons and circumstances for the significant changes to comply with FASB ASC 932-235-50-5.

For example, you should address the basis for the revisions associated with the decrease of 5,835 MMcfe in proved reserves for the period ending July 31, 2013, and the increase of 2,538 MMcfe in proved reserves for the period ending July 31, 2014.

We believe that the decrease in reserves for the year ended July 31, 2013 has been explained adequately with the discussion of the wells located in the Fishers Reef Field and the discussion we are proposing to add as set forth under response 1 above.  For the increase in reserves for the year ended July 31, 2014, we plan to add the following sentences to the amended Form 10-K:  “When we acquired Galveston Bay Energy LLC in 2011, the Company had over 100 well-bores that had been shut in and scheduled for potential plugging and abandonment.  Since the date of the acquisition, our technical staff undertook a review of the old well logs and other technical data to identify additional undeveloped oil reserves in these leases. All increases in proved undeveloped reserves are due to the re-evaluation of previously available technical data associated with such review.  We have not obtained any new technical data.  We believe that the new interpretations and reevaluations better reflect the underlying technical data.  For the year ended July 31, 2014, this increase related primarily to the re-evaluations associated with Trinity Bay Field.”

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact the Company at 713-970-1590.

Very truly yours,

Christine Spencer
Chief Accounting Officer